March 27, 2023

VIA EDGAR SUBMISSION

Ms. Michelle Miller

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	SOS Limited

Form 20-F for the fiscal period ending December 31, 2020

Filed May 5, 2021

Form 20-F/A for the fiscal period ending December 31, 2020

Filed October 12, 2021

Form 20-F/A for the fiscal period ending December 31, 2020

Filed January 7, 2022

File No. 001-38051

Form 20-F for the fiscal period ending December 31, 2021

Filed May 2, 2022

Dear Ms. Miller:

We are in receipt of your comment letter (the “Comment Letter”) dated February 21, 2023, regarding the above referenced filings of SOS Limited (the “Company”).

The Company is working diligently to respond to the Staff’s comments. As discussed with Ms. Miller, the Company respectfully requests an additional extension until March 31, 2023 to respond to the Comment Letter.

We appreciate the Staff’s assistance in this matter. Should you have any questions that require further information, please feel free to contact our counsel, Joan Wu, Esq., of Hunter Taubman Fischer & Li LLC by phone at (212) 530-2208 or email at jwu@htflawyers.com.

Thank you for your consideration of our request.

Very truly yours,

/s/ Yandai Wang
Yandai Wang
Chief Executive Officer

cc:	Joan Wu Hunter Taubman Fischer & Li LLC

Charles Tan Hunter Taubman Fischer & Li LLC